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                                                                     EXHIBIT 3.2
                               Amendment No. 1 to
                             Bylaws, as Amended, of
                                     Tekelec
                            a California Corporation

        Effective June 27, 2003, Section 3.2 of Article III of the Bylaws, as amended, of Tekelec has been amended to read in its entirety as follows:

        "Section 3.2. Number and Qualification of Directors. The number of directors of this corporation shall not be less than five (5) nor more than (9). The exact number of directors shall be seven (7) until changed, within the limits specified above, by a bylaw amending this Section 3.2, duly adopted by the Board of Directors or by the shareholders. The indefinite number of directors may be changed, or a definite number fixed without provision for an indefinite number, by a duly adopted amendment to the Articles of Incorporation or by an amendment to this bylaw duly adopted by the vote or written consent of holders of two-thirds (2/3) of the outstanding shares entitled to vote; provided however, that an amendment reducing the number or the minimum number of directors to a number less than five (5) cannot be adopted if the votes cast against its adoption at a meeting of the shareholders, or the shares not consenting in the case of an action by written consent, are equal to more than sixteen and two-thirds (16 2/3) of the outstanding shares entitled to vote thereon. No amendment may change the stated maximum number of authorized directors to a number greater than two (2) times the stated minimum number of directors minus one (1)."